Exhibit 99.1

Pembina Pipeline Corporation Announces Regulatory Approval Received for Phase III Expansion

CALGARY, April 21, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that the Company has received approval from the Alberta Energy Regulator ("AER") relating to the construction of two 270 kilometre, 24 and 16 inch pipelines between Fox Creek and Namao, Alberta (the "Fox Creek to Namao Pipelines"), as part of a series of projects that form the Company's Phase III Expansions ("Phase III Expansion").

Once complete, Pembina will have four pipelines in the Fox Creek to Namao corridor, with an initial total design capacity across the Company's Peace and Northern systems of approximately 900,000 barrels per day that can be further expanded through the addition of pump stations to reach an ultimate capacity of approximately 1.2 million barrels per day. Each of the four pipelines will transport different products (crude oil, condensate, propane-plus and ethane-plus) creating optimal flexibility for Pembina's customers. The construction of the Fox Creek to Namao Pipelines represents a significant portion of the overall Phase III Expansion program.

"Our Phase III Expansion program is the largest capital project in Pembina's history and is poised to have a transformative impact on the future of our company," said Paul Murphy, Pembina's Senior Vice President, Pipeline and Crude Oil Facilities.

"Receiving the approvals to complete the Fox Creek to Namao Pipelines is a major milestone for us and concludes the comprehensive and rigorous regulatory and environmental review that we had initiated over two years ago. Our company has devoted extensive time and effort working on this thorough review and I am pleased by the positive outcome," said Mr. Murphy. "I also personally want to thank all of our staff and external stakeholders that participated in the hearing process and commend all of their considerable efforts and dedication throughout this undertaking."

"Further, we believe the Fox Creek to Namao pipeline approval is encouraging news for our customers, as additional capacity on our system continues to be in demand post our recent NGL, crude oil and condensate Phase II Expansion that went into service in 2015," concluded Mr. Murphy.

Overall, the project is tracking on time and under budget and the Company continues to anticipate an in service date of mid-2017 for the entire Phase III Expansion program.

Pembina is committed to working with all stakeholders by building trusting relationships and operating its business in a safe and responsible manner.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "can", "plans", "anticipates", "schedule", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to the Phase III Expansion program;  the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; the development and expected timing of new business initiatives and growth opportunities and the benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents, including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2015 which is available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 14:04e 21-APR-16